UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to           .
Commission file number: 000-17017
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL INC. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

DELL INC. 401(k) PLAN

NOTE:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Administration Committee of the Dell Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Austin, Texas
June 21, 2011

DELL INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

(in thousands)	2010	2009
ASSETS:
Investments:
Mutual funds	$1,366,100	$838,804
Separately managed funds	730,514	462,413
Stable value fund	328,857	219,013
Dell Stock Fund	122,859	147,020
Common collective trust	284,819	116,516
Short-term investment funds	13,081	2,001

Total investments	2,846,230	1,785,767

Receivables:
Participant loans	69,862	56,076
Employer contributions	9,785	6,576
Interest income	669	498
Due from broker — unsettled trades	343	1,029

Total receivables	80,659	64,179

Total assets	2,926,889	1,849,946

LIABILITIES:
Administrative expenses payable	1,959	963
Due to broker	205	54

Total liabilities	2,164	1,017

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,924,725	1,848,929

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(400)	4,493

NET ASSETS AVAILABLE FOR BENEFITS	$2,924,325	$1,853,422

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)
ADDITIONS:
Contributions:
Employee	$208,834
Employer	130,854
Employee rollovers	12,530

Total contributions	352,218

Investment income:
Interest and dividends	43,338
Net appreciation in fair value of investments	167,012

Total investment income	210,350

Interest on participant loans	2,928

Total additions	565,496

DEDUCTIONS:
Benefits paid to participants	150,993
Administrative expenses	3,515

Total deductions	154,508

INCREASE IN NET ASSETS	410,988

TRANSFER FROM PEROT SYSTEMS CORPORATION RETIREMENT SAVINGS PLAN	659,915

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,853,422

End of year	$2,924,325

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
1. DESCRIPTION OF THE PLAN
The following brief description of the Dell Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — Dell Inc. (the “Company” or “Employer”) originally adopted the Plan on June 1, 1989, and subsequently amended and restated the Plan effective January 1, 2007, and January 1, 2009. The Benefits Administration Committee of the Company (“BAC”) controls and manages the operation and administration of the Plan. Effective January 1, 2010, The Bank of New York Mellon (the “Plan Trustee”) replaced JP Morgan Chase Bank, N.A. (the “Prior Trustee”) as the Plan’s Trustee.
The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
In 2006, the Company acquired Alienware Corporation (“Alienware”), and the Alienware employees became eligible to participate in the Plan on August 3, 2009. The BAC approved the assets of the Alienware Corporation Profit Sharing Plan & Trust to be merged into the Plan, with the transfer of participant accounts expected to occur by the end of 2011.
Dell acquired Perot Systems on November 3, 2009. As of January 1, 2010, the Perot Systems employees are eligible to participate in the Plan. The BAC approved the assets of the Perot Systems Corporation Retirement Savings Plan to be merged into the Plan. Participant account balances of $659,915,000 were transferred into the Plan on December 10, 2010.
Participant Contributions — Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. The amount eligible participants may elect to contribute to the Plan ranges from 1% to 50% of their eligible compensation, in whole percentages, up to the annual statutory limit of $16,500 as permitted by the Internal Revenue Code of 1986, as amended (“IRC”). Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan relies on the safe harbor rules of Section 401(k)(12) of the IRC in order to satisfy the nondiscrimination testing requirements. Participants age 50 or over may elect to contribute an additional $5,500 (“catch-up contributions”) over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.
Effective April 1, 2010, the Company elected to impose a 20% cap on the percentage of future contributions a participant can invest in the Dell Stock Fund investment option. In conjunction with the contribution restriction, participants are no longer permitted to make an elective transfer or balance that will increase their position in the Dell Stock Fund above 20% of their total account balance. In addition, there is a 14 day trading restriction that prevents participants from reallocating or transferring money back into the Dell Stock Fund for 14 days from the date of the last transfer out of the Dell Stock Fund.

The Plan also permits employees to contribute balances from other qualified plans (“rollover contributions”).
Employer Contributions — For 2010, the Company matched 100% of the first 5% of eligible compensation that each participant contributed to the Plan. The Company’s matching contributions were made at the end of each payroll period. Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2010. All of the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant, Company matching, nor discretionary contributions, if any, are required to be invested in the Dell Stock Fund.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions, and Plan earnings or losses offset by withdrawals and Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants are immediately vested in their contributions and earnings thereon. All participants are also immediately vested in all Employer contributions and earnings thereon. Participants employed with the Company as of January 1, 2005, who were not re-hired in the subsequent 5 year period ended December 31, 2009, became fully vested in all Employer contributions and earnings thereon. Participants that terminated employment with the Company prior to January 1, 2005, forfeited unvested amounts to the Plan.
Forfeitures — Company contributions forfeited by unvested terminated participants may be used by the Company to satisfy Plan administrative expenses or to reduce future Company contributions. During 2010, $431,871 in forfeitures were used to reduce Company contributions. There were no unallocated forfeited non-vested accounts at December 31, 2010 and 2009.
Benefit Payments — Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death, or in the event of financial hardship. A participant who has separated from service may defer benefit payments until reaching age 65, provided his or her vested account balance is greater than $5,000; otherwise, in the event of a distribution greater than $1,000 but less than $5,000, the participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. If an employee fails to make an election of one of these options within 90 days of the termination date, his or her vested account balance will automatically be directed to a rollover IRA. Similarly, participants with a vested account balance of less than $1,000 may elect either of the options noted above. If an election is not made within 90 days of the termination date, the balance will be distributed to the participant in a lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.
Administration and Plan Expenses — Plan assets are held in trust by the Plan Trustee. The Plan’s third-party recordkeeper is Aon Hewitt. Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on their respective balances.
Investments — All investments are participant directed. The Plan is invested in mutual funds, a common collective trust, separately managed funds, the Dwight Stable Value Fund (the “Dwight Fund”), and the Dell Stock Fund. The following investments represent separately managed funds which are comprised of investments in common stocks, mutual funds and cash equivalents: Dell Inc. 401(k) Dodge & Cox Large Cap Fund, Dell Inc. 401(k) Dodge & Cox Balanced Fund, and Dell Inc. 401(k)

Times Square Small/Mid Cap Growth Fund. These separately managed funds and the Dwight Fund collectively are the Plan’s core funds (the “Core Funds”). The Plan invests in all investments on a unitized basis.
In addition to the Core Funds, participants may elect to contribute to funds that invest in a mix of the Core Funds based on target retirement dates (“Pre-Mixed Portfolios”). The Pre-Mixed Portfolios provide for diversification of investments based on the participants’ expected retirement dates.
The American Growth Fund and American Euro Pacific Growth Fund contain a trading restriction that requires shareholders who sell more than $5,000 from either fund to wait at least 30 days before repurchasing into the fund. The restriction applies to transfers and reallocations of current account balances. The restriction does not apply to sales/purchases of $5,000 or less, rollovers, and retirement plan contributions and distributions. The restriction also excludes activity in any of the Pre-Mixed Portfolios that contain either the American Growth Fund or the American Euro Pacific Growth Fund.
Participant Loans — Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is collateralized by the participant’s vested account balance and is charged an interest rate equal to the prime rate on the date of loan origination plus 1.0% and a one-time fee of $75. Loan repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence, when the repayment period cannot exceed 20 years. At December 31, 2010, loans bore interest at rates ranging between 4.25% and 10.50% and are due at various dates through August 25, 2031.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed in accordance with the Plan document.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the use of management estimates. These estimates are subjective in nature and involve assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of investment income and deductions during the fiscal year. Actual results could differ from those estimates.
Changes in the Valuation Technique Used to Measure Similar Assets in Prior Periods — In accordance with recent Financial Accounting Standards Board (“FASB”) guidance, the valuation of participant loans as of December 31, 2010, consists of outstanding principal and related accrued interest. The prior year balance is valued using a discounted cash flow model. The impact of the change in valuation technique is insignificant to the participant loan balance. See Note 1 for additional information regarding participant loans.
Risks and Uncertainties — The Plan provides for various investments in common stock, short-term investments, mutual funds, a common collective trust, separately managed funds, and the Dwight Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and the recent volatility in the financial markets, it is at least reasonably possible that changes will continue to occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Contributions — Participant and Employer contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.
Investment Valuation and Income Recognition —The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The investment in the common collective trust and separately managed funds are stated at estimated fair value based on the fair value of the underlying investments and is allocated to participant accounts based on the unit value of the fund.
The Dwight Fund is a stable value fund that is considered to be a separate account consisting of cash and fixed income investment funds wrapped with insurance contracts. The fair value of the Dwight Fund is based on the fair value of its underlying investments then adjusted by the issuer to contract value (see Note 3). Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Unit Values — Individual participant accounts invested in the common collective trust, separately managed funds, and mutual funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the mutual funds, common collective trust, or the separately managed funds, but have an interest therein represented by units valued as of the last business day of the period. The mutual funds, common collective trust, and the separately managed funds earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the mutual funds, common collective trust, and the separately managed funds are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Contract Value — The Dwight Fund is considered to be a stable value fund and is therefore required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investment in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the applicable accounting guidance on the Reporting of Fully Benefit-Responsive Investment Contracts, the statement of net assets available for benefits presents the Dwight Fund at fair value, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits — Benefits are recorded when paid.
Accounting Pronouncements — The FASB is the authoritative body for financial accounting and reporting in the United States. The following is a list of recent pronouncements issued by the FASB:
In January 2010, the FASB issued guidance adding new disclosure requirements for Levels 1 and 2 fair value measures, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. As this new guidance provides only disclosure requirements, its adoption did not have any effect on the Plan’s reported net assets or changes in net assets.
In September 2010, the FASB issued guidance that requires participant loans be classified as receivables from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans are exempt from the disclosure requirements surrounding fair value and credit quality. The Plan adopted these requirements as of December 31, 2010 and, as required, reclassified loans on the statement of net assets as of December 31, 2009, and excluded the loans from investments as of December 31, 2009, in Note 3.

3. FAIR VALUE MEASUREMENTS
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(in thousands)
Mutual funds:
Fixed income funds	$—	$345,558	$—	$345,558
Domestic equity funds	—	517,658	—	517,658
International equity funds	—	502,884	—	502,884

Total mutual funds	—	1,366,100	—	1,366,100

Separately managed funds:
Mutual funds — fixed income	—	84,844	—	84,844
Short-term investment funds	36,938	—	—	36,938
Common stock:
Consumer discretionary	99,387	—	—	99,387
Energy	61,576	—	—	61,576
Financial services	101,758	—	—	101,758
Health care	110,203	—	—	110,203
Materials & processing	46,200	—	—	46,200
Producer durables	30,885	—	—	30,885
Technology	130,345	—	—	130,345
Other	28,378	—	—	28,378

Total common stock	608,732	—	—	608,732

Total separately managed funds	645,670	84,844	—	730,514

Stable value fund:
Fixed income funds	—	291,192	—	291,192
Short-term investment funds	37,178	—	—	37,178
Synthetic contract wrappers	—	487	—	487

Total stable value fund	37,178	291,679	—	328,857

Dell Stock Fund	122,859	—	—	122,859
Domestic equity common collective trust	—	284,819	—	284,819
Short-term investment funds	13,081	—	—	13,081

Total assets measured at fair value	$818,788	$2,027,442	$—	$2,846,230

	December 31, 2009
	Level 1	Level 2	Level 3
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
		(in thousands)
Mutual funds:
Fixed income funds	$—	$216,840	$—	$216,840
Domestic equity funds	—	290,859	—	290,859
International equity funds	—	331,105	—	331,105

Total mutual funds	—	838,804	—	838,804

Separately managed funds:
Mutual funds — fixed income	—	62,897	—	62,897
Short-term investment funds	18,710	—	—	18,710
Common stock:
Consumer discretionary	61,445	—	—	61,445
Energy	36,611	—	—	36,611
Financial services	52,112	—	—	52,112
Health care	82,033	—	—	82,033
Materials & processing	36,145	—	—	36,145
Producer durables	15,620	—	—	15,620
Technology	82,776	—	—	82,776
Other	14,064	—	—	14,064

Total common stock	380,806	—	—	380,806

Total separately managed funds	399,516	62,897	—	462,413

Stable value fund:
Fixed income funds	—	204,880	—	204,880
Short-term investment funds	13,756	—	—	13,756
Synthetic contract wrappers	—	377	—	377

Total stable value fund	13,756	205,257	—	219,013

Dell Stock Fund	147,020	—	—	147,020
Domestic equity common collective trust	—	116,516	—	116,516
Short-term investment funds	2,001	—	—	2,001

Total assets measured at fair value	$562,293	$1,223,474	$—	$1,785,767

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of valuation methodologies used for the fair value measurements of investments:

Mutual funds	Consists of registered investment companies investments valued at their net asset value, which can be market corroborated.

Separately managed funds	Consists of various common stocks and mutual funds. The values of the separately managed funds may be market corroborated as their underlying investments are the following: stocks, Level 1, are valued at the closing price reported on the active market on which the security is traded; and mutual funds, Level 2, are valued at their net asset value, which can be market corroborated.

Stable value fund	Consists of cash and fixed income investment funds wrapped with insurance contracts. The fixed income investment funds are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model with inputs derived from observable market data. The valuation of the wrapped insurance contracts is not significant to the overall valuation of the Fund. There are no redemption restrictions on the Plan’s investment in the Stable Value Fund.

Dell Stock Fund	Dell stock is valued at the closing price reported on the active market.

Common collective trust	The Plan’s investment in common collective trusts primarily consists of the BlackRock Equity Index Fund which is valued by the issuer of the fund and can be market corroborated. The BlackRock Equity Index Fund seeks to match the performance of the S&P 500 Index and there are no redemption restrictions on the Plan’s investment in this fund.

Short-term investment funds	Consists of money market funds that are valued at fair value, which approximates cost. The valuations of these securities are based on quoted prices in active markets for identical assets.

4. INVESTMENTS
The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and/or 2009:

	2010		2009
	(in thousands)
Mutual funds:
American Euro Pacific Growth Fund	$397,760		$256,038
PIMCO Total Return Fund	345,558		216,840
American Growth Fund	283,096		143,882
Neuberger Berman Genesis Fund	234,562		146,977

Separately managed funds:
Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund	270,250		175,151
Dell Inc. 401(k) Dodge & Cox Balanced Fund	262,407		194,836
Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund	197,857		92,427	*

Dwight Stable Value Fund	328,857		219,013

** Dell Stock Fund	122,859	*	147,020

Common collective trust:
BlackRock Equity Index Fund	284,819		116,516

*	Amount is less than 5% as of December 31 but is presented for comparitive purposes

**	Party-in-interest
At December 31, 2010 and 2009, the Plan owned 9,067,076 and 10,238,164 shares, respectively, of the Dell Stock Fund valued at $122,858,880 and $147,020,035 respectively. This represents approximately 4% and 8% of the Plan’s investments at December 31, 2010 and 2009, respectively. During 2010, 1,128,530 shares were purchased and 2,299,618 shares were sold.
The changes in fair value during 2010 for the Plan’s investments (including investments purchased, sold, as well as held during the year) are as follows:

2010
(in thousands)

Mutual funds	$84,728
Separately managed funds — common stock	66,008
Stable value fund	148
Dell Stock Fund	(6,602)
Common collective trust	22,730

Total net change in fair value of investments	$167,012

5. STABLE VALUE FUND
The Dwight Fund is a self-managed stable value investment option. The Dwight Fund may invest in a variety of stable value products including guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, and other investment products (separate account contracts and synthetic GICs) with similar characteristics. The Dwight Fund did not hold any GIC contracts or any separate account contracts during the years ended December 31, 2010 and 2009.
A synthetic GIC (“SIC”), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income assets that are owned by the Plan. These assets underlying the wrap contract are maintained by a third party custodian, separate from the contract issuer’s general assets. The contracts are obligated to provide an interest rate not less than zero. SICs utilize the benefit responsive wrap contracts to provide market and cash flow risk protection to the Plan thus guaranteeing the value of the underlying investment for the life of the contract. This enables the Plan to realize a specific known value for the assets if it needs to liquidate them to make benefit payments. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Dwight Fund, but rather are amortized over the duration of the underlying assets or other agreed upon period through adjustments to the future interest crediting rates. The issuer guarantees that all qualified participant withdrawals will occur at contract value, which, subject to certain disclosures below, represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.
The assets underlying the SICs in the Dwight Fund are comprised of cash equivalents, fixed income funds, and a wrap contract. There were no valuation reserves against the SICs at December 31, 2010 and 2009.
Crediting interest rates on the SICs are reset monthly based on yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of an interest rate of not less than zero percent.
The crediting interest rates for the SICs in the Dwight Fund as of December 31, 2010 and 2009, ranged from 0.79% to 2.36% and 1.24% to 2.98%, respectively. The aggregate average annual yield for the SICs in the Dwight Fund for the year ended December 31, 2010 was 1.91%. There are no restrictions on participant withdrawals from the Dwight Fund. Certain withdrawals which are not deemed to be participant initiated and not in compliance with the investment contracts’ provisions, are subject to certain penalties.
Limitations on the Ability of the Dwight Fund to Transact at Contract Value:
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Dwight Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Dwight Fund or to transfer assets out of the Dwight Fund

•	Any transfer of assets from the Dwight Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
In the event the wrap contracts fail to perform as intended, the Dwight Fund’s net asset value may decline if the market value of its assets declines. The Dwight Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
6. TAX STATUS
The Plan obtained its latest determination letter dated August 18, 2003, from the Internal Revenue Service (“IRS”) informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under Section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes. The Plan filed for a new determination letter in December 2009, which is pending from the IRS.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Prior to January 1, 2010, the Plan invested in a short-term investment fund offered by the Prior Trustee. These transactions qualified as exempt party-in-interest transactions. Administrative expenses on the statement of changes in net assets available for benefits include amounts paid to the Plan Trustee as well as to other exempt parties-in-interest.
The Plan is a claimant in a class action matter with the Company that was settled during 2010. The Plan has hired an independent fiduciary to approve the calculations that were performed to determine how many shares of stock were held by the Plan at the measurement date. The number of shares will determine the settlement amount that the Plan will receive, which is not expected to be material to the Plan.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following table reconciles the net assets available for benefits at December 31 from the Plan’s financial statements to Form 5500. The stable value fund is adjusted to contract value in the Plan’s financial statements, but is shown on Form 5500 at fair value.

	2010	2009
	(in thousands)
Net assets available for benefits per the financial statements	$2,924,325	$1,853,422
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	400	(4,493)

Net assets available for benefits per Form 5500	$2,924,725	$1,848,929

The following is a reconciliation of the Plan’s increase in net assets available for benefits reported in the Plan financial statements for the year ended December 31, 2010, to the Plan’s increase in net assets available for benefits reported in the Plan’s Form 5500:

2010
(in thousands)
Increase in net assets available for benefits per financial statements	$410,988
Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	4,493
Add: Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	400

Net income per Form 5500	$415,881

9. SUBSEQUENT EVENTS
Effective January 1, 2011 the Plan will allow participants to make Roth contributions. Additionally, effective January 1, 2011, the Plan added a common collective trust and four new mutual fund investment options which participants may elect to invest in. For the year ended December 31, 2010, subsequent events were evaluated through June 21, 2011, the date the financial statements were available to be issued.
* * * * * *

DELL INC. 401(k) PLAN
EIN 74-2487834, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value
	Dell Inc. Common Stock
*	Dell Stock Fund	Company Stock, $0.01 par value	9,067		$122,859

	Short-Term Investment Fund:
	Dreyfus Gov’t Cash Mgmt Fund	Short-Term Investment			$13,081

	Mutual Funds:
	Neuberger Berman Genesis Fund	Registered Investment Fund	5,104		$234,562
	American Euro Pacific Growth Fund	Registered Investment Fund	9,629		397,760
	Dodge & Cox International Stock Fund	Registered Investment Fund	2,944		105,124
	PIMCO Total Return Fund	Registered Investment Fund	31,759		345,558
	American Growth Fund	Registered Investment Fund	9,315		283,096

	Total Mutual Funds				$1,366,100

	Separately Managed Funds:
	Dell Inc. 401(k) Dodge & Cox Balanced Fund —
	DREYFUS GOV’T CASH MGMT FUND	Short-Term Investment			$10,811
	AEGON NV	Common Stock	145		889
	AMGEN INC	Common Stock	77		4,211
	AOL INC	Common Stock	33		779
	BAKER HUGHES INC	Common Stock	54		3,099
	BANK OF NEW YORK MELLON CORP	Common Stock	124		3,745
	BB&T CORP	Common Stock	50		1,315
	BMC SOFTWARE INC	Common Stock	31		1,461
	BOSTON SCIENTIFIC CORP	Common Stock	262		1,983
	CADENCE DESIGN SYSTEMS INC	Common Stock	64		526
	CAPITAL ONE FINANCIAL CORP	Common Stock	119		5,065
	CAREFUSION CORP	Common Stock	50		1,279
	CARMAX INC	Common Stock	30		966
	CEMEX S.A.B. DE C.V. ADR	Common Stock	55		591
	CHARLES SCHWAB CORP/THE	Common Stock	109		1,865
	CHEVRON CORP	Common Stock	38		3,503
	COMCAST CORP	Common Stock	286		6,288
	COMPUTER SCIENCES CORP	Common Stock	33		1,652
	COMPUWARE CORP COM	Common Stock	76		887
	COVIDIEN PLC SHS	Common Stock	22		985
	CREDIT SUISSE GROUP ADR	Common Stock	9		348
	DIAGEO PLC ADR	Common Stock	11		780
	DIRECTV	Common Stock	7		272
	DISH NETWORK CORP	Common Stock	30		580
	DODGE & COX INCOME FUND COM NPV	Mutual Fund	6,413		84,844
	DOMTAR CORP	Common Stock	1		95
	DOW CHEMICAL CO	Common Stock	98		3,346
	DUN & BRADSTREET CORP	Common Stock	6		476
	EATON CORP	Common Stock	2		193
	EBAY INC	Common Stock	110		3,061
	ELECTRONIC ARTS INC	Common Stock	117		1,916
	FEDEX CORP	Common Stock	47		4,371
	GENERAL ELECTRIC CO.	Common Stock	303		5,542
	GENWORTH FINANCIAL INC	Common Stock	48		627
	GILEAD SCIENCES INC	Common Stock	12		417
	GLAXOSMITHKLINE PLC ADR	Common Stock	84		3,275
	GOLDMAN SACHS GROUP INC/THE	Common Stock	6		925
(Continued)

DELL INC. 401(k) PLAN
EIN 74-2487834, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value
	HEWLETT-PACKARD CO	Common Stock	175		$7,368
	HOME DEPOT INC	Common Stock	76		2,665
	HSBC HLDGS ADR	Common Stock	16		837
	INTERPUBLIC GROUP COMPANIES INC	Common Stock	90		956
	LEGG MASON INC	Common Stock	20		725
	LIBERTY GLOBAL INC COM STK SERIES ‘C’	Common Stock	7		241
	LIBERTY GLOBAL INC COM STK SERA’	Common Stock	7		237
	LIBERTY MEDIA CORP	Common Stock	103		1,624
	LOEWS CORP COM	Common Stock	17		665
	MACY’S INC	Common Stock	8		196
	MAXIM INTEGRATED PRODUCTS	Common Stock	90		2,126
	MCGRAW-HILL COS INC/THE	Common Stock	14		499
	MEDTRONIC INC	Common Stock	26		964
	MERCK & CO INC	Common Stock	147		5,297
	MOLEX INC CLASS’A’N.VTG	Common Stock	7		168
	MOLEX INC	Common Stock	52		974
	MOTOROLA INC	Common Stock	482		4,375
	NEWS CORP	Common Stock	300		4,365
	NOKIA CORP ADR	Common Stock	105		1,085
	NOVARTIS AG ADR	Common Stock	67		3,920
	OCCIDENTAL PETROLEUM CORP	Common Stock	46		4,513
	PANASONIC CORP ADR	Common Stock	105		1,478
	PFIZER INC	Common Stock	250		4,378
	PITNEY BOWES INC	Common Stock	45		1,088
	ROYAL DUTCH SRELL ADR	Common Stock	12		801
	SANOFI-AVENTIS ADR	Common Stock	92		2,964
	SCHLUMBERGER LTD	Common Stock	68		5,678
	SLM CORP	Common Stock	50		627
	SONY CORP ADR	Common Stock	68		2,439
	SPRINT NEXTEL CORP	Common Stock	477		2,019
	SUNTRUST BANKS INC	Common Stock	28		832
	SYMANTEC CORP	Common Stock	155		2,595
	SYNOPSYS INC	Common Stock	47		1,251
	TELEFONAKTIEBOLAGET LM ERICSSO	Common Stock	100		1,153
	TIME WARNER CABLE INC	Common Stock	44		2,914
	TIME WARNER INC	Common Stock	131		4,219
	TRAVELERS COS INC/THE	Common Stock	26		1,432
	TYCO ELECTRONICS LTD	Common Stock	48		1,716
	TYCO INTERNATIONAL LTD.	Common Stock	29		1,201
	US BANCORP	Common Stock	35		944
	VODAFONE GROUP SPON ADR	Common Stock	106		2,788
	VULCAN MATERIALS CO	Common Stock	18		776
	WALGREEN CO	Common Stock	51		1,987
	WAL-MART STORES INC	Common Stock	33		1,753
	WELLS FARGO & CO	Common Stock	185		5,738
	XEROX CORP	Common Stock	249		2,868

	Total Dodge & Cox Balanced Fund				$262,407

	Dodge & Cox Large Cap Value —
	Dreyfus Gov’t Cash Mgmt Fund	Short-Term Investment			$14,750
	AEGON NV	Common Stock	186		1,140
	AMGEN INC	Common Stock	120		6,588
	AOL INC	Common Stock	51		1,216
	BAKER HUGHES INC	Common Stock	76		4,322
(Continued)

DELL INC. 401(k) PLAN
EIN 74-2487834, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value
	Dell Inc. 401(k) Dodge & Cox Large Cap Value —
	BANK OF NEW YORK MELLON CORP	Common Stock	189		$5,711
	BB&T CORP COM	Common Stock	60		1,577
	BMC SOFTWARE INC	Common Stock	48		2,263
	BOSTON SCIENTIFIC CORP	Common Stock	401		3,032
	CADENCE DESIGN SYSTEM S INC	Common Stock	99		814
	CAPITAL ONE FINANCIAL CORP	Common Stock	187		7,954
	CAREFUSION CORP	Common Stock	66		1,696
	CARMAX INC COM	Common Stock	38		1,202
	CEMEX S.A.B. DE C.V. ADR	Common Stock	78		840
	CHARLES SCHWAB CORP/THE	Common Stock	168		2,866
	CHEVRON CORP	Common Stock	62		5,619
	COMCAST CORP	Common Stock	447		9,821
	COMPUTER SCIENCES CORP	Common Stock	46		2,267
	COMPUWARE CORP	Common Stock	110		1,284
	COVIDIEN PLC SHS	Common Stock	34		1,543
	CREDIT SUISSE GROUP ADR	Common Stock	14		562
	DIAGEO ADR	Common Stock	14		1,041
	DIRECTV COM	Common Stock	8		331
	DISH NETWORK CORP	Common Stock	47		914
	DOMTAR CORP	Common Stock	4		304
	DOW CHEMICAL CO	Common Stock	152		5,179
	DUN & BRADSTREET CORP	Common Stock	10		796
	EATON CORP	Common Stock	2		193
	EBAY INC	Common Stock	171		4,745
	ELECTRONIC ARTS STK	Common Stock	166		2,719
	FEDEX CORP	Common Stock	71		6,604
	GENERAL ELECTRIC CO.	Common Stock	475		8,688
	GENWORTH FINANCIAL INC	Common Stock	66		863
	GILEAD SCIENCES INC	Common Stock	20		725
	GLAXOSMITHKLINE ADR	Common Stock	136		5,334
	GOLDMAN SACHS GROUP INC/THE	Common Stock	9		1,429
	HEWLETT-PACKARD CO	Common Stock	268		11,283
	HOME DEPOT INC	Common Stock	116		4,060
	HSBC HLDGS ADR	Common Stock	30		1,528
	INTERPUBLIC GROUP COMPANIES INC	Common Stock	125		1,332
	LEGG MASON INC	Common Stock	35		1,251
	LIBERTY GLOBAL INC SERIES C	Common Stock	9		301
	LIBERTY GLOBAL INC SERIES A	Common Stock	9		319
	LIBERTY MEDIA CORP	Common Stock	161		2,544
	LOEWS CORP	Common Stock	27		1,035
	MACY’S INC	Common Stock	7		188
	MAXIM INTEGRATED PRODUCTS	Common Stock	141		3,330
	MCGRAW-HILL COS INC/THE	Common Stock	17		612
	MEDTRONIC INC	Common Stock	37		1,361
	MERCK & CO INC	Common Stock	233		8,397
	MOLEX INC	Common Stock	82		1,549
	MOTOROLA INC	Common Stock	734		6,659
	NEWS CORP	Common Stock	474		6,896
	NOKIA CORP ADR	Common Stock	162		1,671
	NOVARTIS AG ADR	Common Stock	106		6,249
	OCCIDENTAL PETROLEUM CORP	Common Stock	72		7,014
	PANASONIC CORP ADR	Common Stock	174		2,446
	PFIZER INC	Common Stock	384		6,717
	PITNEY BOWES INC	Common Stock	70		1,693
(Continued)

DELL INC. 401(k) PLAN
EIN 74-2487834, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value
	ROYAL DUTCH SHELL ADR	Common Stock	18		$1,202
	SANOFI-AVENTIS ADR	Common Stock	145		4,677
	SCHLUMBERGER	Common Stock	103		8,600
	SLM CORP	Common Stock	109		1,373
	SONY CORP ADR	Common Stock	95		3,392
	SPRINT NEXTEL CORP	Common Stock	761		3,217
	SUNTRUST BANKS INC	Common Stock	45		1,325
	SYMANTEC CORP	Common Stock	255		4,269
	SYNOPSYS INC	Common Stock	84		2,268
	TELEFONAKTIEBOLAGET LM ERICSSO ADR	Common Stock	156		1,798
	TIME WARNER CABLE INC	Common Stock	67		4,422
	TIME WARNER INC	Common Stock	202		6,499
	TRAVELERS COS INC/THE	Common Stock	41		2,256
	TYCO ELECTRONICS LTD	Common Stock	77		2,726
	TYCO INTERNATIONAL LTD.	Common Stock	46		1,885
	US BANCORP DELAWARE	Common Stock	56		1,510
	VODAFONE GROUP SPON ADR	Common Stock	158		4,176
	VULCAN MATERIALS CO	Common Stock	28		1,222
	WALGREEN CO COM STK	Common Stock	79		3,070
	WAL-MART STORES INC	Common Stock	48		2,589
	WELLS FARGO & CO	Common Stock	254		7,856
	XEROX CORP	Common Stock	395		4,551

	Total Dell Inc. 401(k) Dodge & Cox Large Cap Value				$270,250

	Dell Inc. 401(k) Times Square/Mid Cap Growth Fund
	Dreyfus Gov’t Cash Mgmt. Fund	Short-Term Investment			$11,377
	ADVISORY BOARD INC	Common Stock	29		1,381
	AERCAP HOLDINGS N.V.	Common Stock	157		2,210
	ALLEGIANT TRAVEL CO	Common Stock	36		1,792
	ALLIANCE DATA SYSTEM	Common Stock	53		3,765
	ALTERA CORP	Common Stock	26		918
	AMDOCS ORD	Common Stock	71		1,950
	AMPHENOL CORP	Common Stock	36		1,884
	ANALOG DEVICES INC	Common Stock	56		2,113
	ARCH CAPITAL GROUP LTD	Common Stock	11		925
	ARCHIPELAGO LEARNING INC	Common Stock	48		467
	ATHEROS COMMUNICATIONS INC	Common Stock	57		2,058
	BALLY TECHNOLOGIES INC	Common Stock	43		1,818
	BIO RAD LABORATORIES INC	Common Stock	30		3,064
	BLACKBOARD INC	Common Stock	54		2,234
	BROOKDALE SENIOR LIVING INC	Common Stock	78		1,679
	BRUKER CORP	Common Stock	88		1,461
	CARLISLE COS INC	Common Stock	43		1,709
	CATALYST HEALTH SOLUTIONS INC.	Common Stock	44		2,036
	CEPHALON INC	Common Stock	31		1,913
	CLARCOR INC	Common Stock	27		1,158
	CLEAN HARBORS INC	Common Stock	26		2,144
	CLINICAL DATA INC	Common Stock	27		434
	CONCHO RESOURCES INC/MIDLAND TX	Common Stock	28		2,420
	CORE LABORATORIES NV	Common Stock	18		1,603
	COSTAR GROUP INC	Common Stock	40		2,314
	DAVITA INC	Common Stock	100		6,949
	DENBURY RESOURCES INC	Common Stock	98		1,871
	DISCOVERY COMMUNICATIONS INC	Common Stock	3		123
	DOLBY LABORATORIES INC	Common Stock	28		1,841
(Continued)

DELL INC. 401(k) PLAN
EIN 74-2487834, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of Shares	(d) Cost**	Value
	DRIL QUIP INC	Common Stock	23		$1,756
	DUPONT FABROS TECHNOLOGY INC	Common Stock	55		1,170
	EMERGENCY MEDICAL SERVICES L.P.	Common Stock	36		2,319
	FLETOR TECHNOLOGIES INC	Common Stock	24		727
	FLOWERS FOODS INC	Common Stock	40		1,076
	FULTON FINANCIAL CORP	Common Stock	21		215
	GARDNER DENVER INC	Common Stock	20		1,404
	GEN-PROBE INC	Common Stock	23		1,348
	GENTEX CORP	Common Stock	61		1,812
	GLACIER BANCORP COM STK	Common Stock	81		1,225
	GLOBAL PAYMENTS INC COM STK	Common Stock	87		4,030
	GRACO INC	Common Stock	45		1,756
	GRAND CANYON EDUCATION INC	Common Stock	72		1,410
	GEEN DOT CORP	Common Stock	29		1,651
	HAEMONETICS CORP	Common Stock	25		1,580
	HENRY JACK & ASSOCIATES INC COM STK	Common Stock	74		2,160
	HERBALIFE LTD	Common Stock	27		1,812
	HOLOGIC INC	Common Stock	79		1,487
	IHS INC	Common Stock	30		2,412
	INFORMATICA CORP	Common Stock	35		1,519
	JARDEN CORP	Common Stock	79		2,423
	KANSAS CITY SOUTHERN COM	Common Stock	56		2,680
	LAZARD LTD	Common Stock	78		3,080
	LAMAR ADVERTISING OC	Common Stock	50		1,992
	LINEAR TECHNOLOGY CORP	Common Stock	71		2,452
	MAGELLAN HEALTH SERVICES INC	Common Stock	32		1,513
	MANTECH INTERNATIONAL CORP	Common Stock	27		1,116
	MANITOWOC CO INC/THE	Common Stock	130		1,710
	MICROS SYSTEMS INC	Common Stock	15		662
	MOHAWK INDUSTRIES	Common Stock	32		1,788
	MONSTER WORLDWIDE INC	Common Stock	34		811
	MYRIAD GENETICS INC	Common Stock	63		1,439
	NASDAQ OMX GROUP INC/THE	Common Stock	80		1,906
	NATIONAL INSTRUMENTS CORP	Common Stock	39		1,483
	NETLOGIC MICROSYSTEMS INC	Common Stock	73		2,293
	NEUSTAR INC-CLASS	Common Stock	78		2,040
	NICE SYSTEMS ADR	Common Stock	59		2,042
	NORTHERN OIL AND GAS INC	Common Stock	22		596
	OCEANEERING INTERNATIONAL INC	Common Stock	26		1,914
	OIL STATES INTERNATIONAL INC	Common Stock	35		2,243
	ONYX PHARMACEUTICALS	Common Stock	52		1,917
	ORBITAL SCIENCES	Common Stock	105		1,799
	PROASSURANCE CORP	Common Stock	35		2,121
	QUICKSILVER RESOURCES INC	Common Stock	35		510
	RANGE RESOURCES CORP	Common Stock	28		1,264
	RED HAT	Common Stock	42		1,894
	REGAL-BELOIT CORP	Common Stock	10		688
	RENAISSANCE RE HLDGS	Common Stock	47		2,962
	RESMED INC	Common Stock	56		1,940
	RESOURCES CONNECTION INC	Common Stock	97		1,811
	SBA COMMUNICATIONS	Common Stock	116		4,753
	SPX CORP	Common Stock	20		1,401
	SIRONA DENTAL SYSTEMS INC	Common Stock	47		1,943
	SOLERA HOLDINGS INC	Common Stock	37		1,894
	SRA INTERNATIONAL INC	Common Stock	65		1,329
(Continued)

DELL INC. 401(k) PLAN
EIN 74-2487834, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value
	STERICYCLE INC	Common Stock	4		$324
	STRAYER EDUCATION INC	Common Stock	5		761
	TALECRIS BIOTHERAPEUTICS HLDGS CORP	Common Stock	51		1,188
	TCF FINANCIAL CORP	Common Stock	93		1,379
	TERADYNE INC	Common Stock	119		1,671
	THOR INDUSTRIES INC	Common Stock	49		1,647
	TIFFANY & CO	Common Stock	23		1,432
	TRANSDIGM INC	Common Stock	36		2,556
	UNITED NATURAL FOODS INC	Common Stock	56		2,036
	UTI WORLDWIDE INC ORD	Common Stock	75		1,590
	VARIAN SEMICONDUCT EQUIP ASSOC INC COM	Common Stock	62		2,307
	WABCO HOLDINGS INC	Common Stock	48		2,894
	WABTEC CORPORATIONCOM	Common Stock	29		1,534
	WESCO INTERNATIONAL INC	Common Stock	41		2,175
	WMS INDUSTRIES INC	Common Stock	40		1,809
	WHITING PETROLEUM CORP	Common Stock	26		3,047
	WILEY(JOHN)& SONS INC	Common Stock	37		1,674
	WRIGHT EXPRESS CORP	Common Stock	64		2,944

	Total Dell Inc. 401(k) Times Square/Mid Cap Growth Fund				$197,857

	Total Separately Managed Funds				$730,514

	Common Collective Trust:
	BlackRock Equity Index Fund	Common Collective Trust	6,672		$284,819

	Dwight Stable Value Fund
	Bank of America 03-068	Dwight Target 2 Fund			$22,915
		Dwight Target 5 Fund			7,933
		Dwight Intermediate Core Plus Fund			11,548
		Synthetic Contract Wrapper,#03-068, 2.32%			122

					42,518

	ING Life & Annuity 60074	Dwight Target 2 Fund			22,922
		Dwight Target 5 Fund			7,936
		Dwight Intermediate Core Plus Fund			11,552
		Synthetic Contract Wrapper, #60074, 2.36%			—

					42,410

	JP Morgan Chase ADELL-BC	Dwight Target 2 Fund			22,942
		Dwight Target 5 Fund			7,943
		Dwight Intermediate Core Plus Fund			11,562
		Synthetic Contract Wrapper, #ADELL-S, 2.34%			243

					42,690

	Monumental MDA01034TR	Dwight Target 2 Fund			22,949
		Dwight Target 5 Fund			7,945
		Dwight Intermediate Core Plus Fund			11,565
		Synthetic Contract Wrapper, #MDA-01034TR, 2.34%			—

					42,459

(Continued)

DELL INC. 401(k) PLAN
EIN 74-2487834, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(In thousands)

				(e) Current
(a)	(b) Identity of Issue	(c) Description	(d) Cost**	Value
	Dwight Stable Value Fund
	Monumental MDA01075TR	Dwight Target 2 Fund		$20,834
		JPM Mortgage Private Placement		4,145
		Synthetic Contract Wrapper, #MDA-01075TR, 1.68%		—

				24,979

	NATIXIS Financial Products 1882	Dwight Target 2 Fund		20,833
		JPM Mortgage Private Placement		4,145
		Synthetic Contract Wrapper,#1882, 1.80%		—

				24,978

	Pacific Life Insurance G-26953.01	Dwight Target 2 Fund		22,905
		Dwight Target 5 Fund		7,930
		Dwight Intermediate Core Plus Fund		11,543
		Synthetic Contract Wrapper, #G-26953.01.0001, 2.34%		122

				42,500

	State Street Bank 110002	Dwight Target 2 Fund		20,837
		JPM Mortgage Private Placement		4,145
		Synthetic Contract Wrapper,#110002, 1.60%		—

				24,982

	Dreyfus Gov’t Cash Mgmt Fund	Short-term Investment Fund		37,178
	SEI Stable Asset Value	Common Collective Trust		4,163

	Total Dwight Stable Value Fund			$328,857

*	Participant Loans	Loans bearing interest rates ranging from 4.25% to 10.5%, due at various dates through August 25, 2031		$69,862

			Total	$2,916,092

*	Party-in-Interest

**	Cost information is not required for participant-directed investments
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(k) PLAN

	By:	Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: June 21, 2011		By:	/s/ Janet B. Wright
Janet B. Wright
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm